NO-ACT

ACT ICA
SECTION 9(a), 13(a), 15(a) + 15(b)
RULE
PUBLIC AVAILABILITY 7-31-09

RESPONSE OF THE OFFICE OF
INSURANCE PRODUCTS
DIVISION OF INVESTMENT MANAGEMENT

July 31, 2009
Maxim Series Fund, Inc., *et al.*

Based on the facts and representations in your letter dated July 31, 2009, and without necessarily agreeing with your legal analysis, we would not recommend enforcement action to the Commission against Maxim Series Fund, Inc. (the "Fund"); GW Capital Management LLC, doing business as Maxim Capital Management, LLC ("MCM"); Great-West Life & Annuity Insurance Company ("GWL&A") and its separate accounts participating in the Fund; and any other life insurance company and its separate accounts participating in the Fund (collectively with GWL&A and its separate accounts participating in the Fund, "Participating Insurance Companies") for violations of the terms and conditions of certain existing orders[1] granting exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, if the Fund, MCM, and the Participating Insurance Companies do not comply with the terms and conditions of the existing orders, provided that the Fund, MCM, and the Participating Insurance Companies do not rely on the exemptions. The Fund, MCM, and the Participating Insurance Companies will instead comply with Sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act. The terms and conditions of the existing orders that the Fund does not intend to comply with include restrictions pertaining to the types of purchasers that can hold fund shares.

Because our position is based on the facts and representations in your letter, you should note that different facts or representations may require a different conclusion. Further, this response expresses the position of the Division on enforcement only and does not purport to express any legal conclusions on the issues presented.

Patrick F. Scott
Patrick F. Scott
Senior Counsel

[redacted] [redacted] [redacted]

09005123 1 09005124 2 09005125 3

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1 *Maxim Series Fund, Inc., et al.*, Investment Company Act Release Nos. 19616 (Aug. 6, 1993) (notice) and 19676 (Sept. 2, 1993) (order) (File No. 812-8392); *Maxim Series Fund, Inc., et al.*, Investment Company Act Release Nos. 23988 (Sept. 1, 1999) (notice) and 24057 (Sept. 28, 1999) (amended order) (File No. 812-11620).

JordenBurt

1025 Thomas Jefferson Street, N.W.
Suite 400 East
Washington, D.C. 20007-5208
(202) 965-8100
Fax: (202) 965-8104

777 Brickell Avenue
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Miami, FL 33131-2803
(305) 371-2600
Fax: (305) 372-9928

175 Powder Forest Drive
Suite 301
Simsbury, CT 06089-9658
(860) 392-5000
Fax: (860) 392-5058

Gary O. Cohen
(202) 965-8152
goc@jordenusa.com

Ann B. Furman
(202) 965-8130
abf@jordenusa.com

July 31, 2009

William J. Kotapish, Esq.
Assistant Director
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6829

Re: Maxim Series Fund, Inc.

Dear Mr. Kotapish:

On behalf of Maxim Series Fund, Inc. (the "Fund"), GW Capital Management, LLC, doing business as Maxim Capital Management, LLC ("MCM"), Great-West Life & Annuity Insurance Company ("GWL&A") and its separate accounts participating in the Fund, and any other life insurance company and its separate account(s) participating in the Fund (collectively with GWL&A and its separate accounts participating in the Fund, "Participating Insurance Companies"), we are writing to request written assurance that the staff of the Division of Investment Management (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") for violations of the terms and conditions of certain orders granting exemptions from Sections 9(a), 13(a), 15(a) and 15(b) of the Investment Company Act of 1940, as amended (the "1940 Act") ("existing exemptive orders")[1] if the Fund, MCM and Participating Insurance Companies do not comply with the terms and conditions of the existing exemptive orders, provided that the Fund, MCM and Participating Insurance Companies do not rely on the exemptions. The terms and conditions that the

[1] *Maxim Series Fund, Inc., et al.*, Investment Company Act Release Nos. 19616 (Aug. 6, 1993) (notice) and 19676 (Sept. 2, 1993) (order) (File No. 812-8392); *Maxim Series Fund, Inc., et al.*, Investment Company Act Release Nos. 23988 (Sept. 1, 1999) (notice) and 24057 (Sept. 28, 1999) (order) (File No. 812-11620).

Fund does not intend to comply with include restrictions pertaining to the types of purchasers that can hold Fund shares.[2]

Our request for no-action assurance begins with the proposition that the Fund, MCM and Participating Insurance Companies are not relying on the exemptions from Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act. Reliance on the exemptions, of course, requires compliance with the terms and conditions of the existing exemptive orders. We would like your assurance that, if the Fund, MCM and Participating Insurance Companies forgo these exemptions, and instead comply with the terms of Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act, each may do so without complying with the terms and conditions of the existing exemptive orders.

Background

The Fund is a Maryland corporation, registered with the Commission as an open-end management investment company under the 1940 Act. Portfolios of the Fund ("Portfolios") are available as investment options under variable annuity contracts and variable life insurance policies offered by Participating Insurance Companies. Portfolios also are available as investment options under qualified pension and retirement plans and may be available to other holders. Shares of the Portfolios are offered for sale pursuant to an effective registration statement under the Securities Act of 1933, as amended, and the 1940 Act.[3]

MCM serves as investment adviser to each Portfolio. MCM, a Colorado limited liability company and a wholly-owned subsidiary of GWL&A, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended.

In 1993 and 1999 the Commission issued the existing exemptive orders to the Fund, MCM[4] and Participating Insurance Companies granting exemptions from

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[2] Changes in federal tax law have created the opportunity for the Fund to increase its asset base through the sale of Fund shares to college savings plans, among others holders, an opportunity the Fund intends to take without reliance on the exemptions granted by the existing exemptive orders or any new exemptive order. *See* 26 C.F.R. § 1.817-5(f)(3)(iv), (v) & (vi); *Diversification Requirements for Variable Annuity, Endowment, and Life Insurance Contracts*, Final Regulations, TD 9385, 73 Fed. Reg. 12263 (Mar. 7, 2008).

[3] Maxim Series Fund, Inc., Registration Nos. 2-75503 and 811-03364.

[4] GW Capital Management, LLC was an applicant under the existing exemptive orders prior to the time it started doing business as MCM. MCM is the same entity as GW Capital Management, LLC.

Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act in cases where Fund shares are sold to and held by:

- variable annuity and variable life insurance ("VLI") separate accounts of both affiliated and unaffiliated life insurance companies; and
- qualified pension and retirement plans.

Rule 6e-2(b)(15) and Rule 6e-3(T)(b)(15) under the 1940 Act (the "Rules") currently provide exemptive relief from various provisions of the 1940 Act to life insurance companies issuing VLI policies to permit those policies to be offered and administered under the 1940 Act.[5] In particular, paragraphs (b)(15) of Rules 6e-2 and 6e-3(T) provide partial and conditioned exemptions from Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act.

Since the adoption of the Rules, the Commission has granted scores of mixed and shared funding exemptive orders,[6] each including extensive conditions[7] similar to the conditions for relief in the Fund's existing exemptive orders. These include, among other things, the following requirements:

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[5] The Commission adopted Rule 6e-2 in 1976 to regulate scheduled premium VLI and Rule 6e-3(T) in 1984 to regulate flexible premium VLI. Investment Company Act Release Nos. 9482 (Oct. 19, 1976) and 14234 (Nov. 14, 1984). The provisions of Rule 6e-2(b)(15), as well as the provisions of Rule 6e-3(T)(b)(15) that are based on Rule 6e-2(b)(15), grew out of a Commission rulemaking proceeding from 1972 to 1976 and a Commission exemptive order issued to the first VLI registrant in 1975. Notice and Order for Proceeding with Respect to Petition for Issuance and Amendment of Rules Requesting Exemption of Certain Variable Life Insurance Contracts and Their Issuers from the Federal Securities Laws, Investment Company Act Release No. 6999 (Feb. 15, 1972)(File No. 4-149); *In the Matter of Equitable Variable Life Insurance Co., et al.,* Investment Company Act Release No. 8888 (Aug. 13, 1975).

[6] The use of a common management investment company as the underlying investment medium for both variable annuity and variable life insurance separate accounts of a single insurance company (or of two or more affiliated insurance companies) is referred to as "mixed funding." The use of a common management investment company as the underlying investment medium for variable annuity and/or variable life insurance separate accounts of unaffiliated insurance companies is referred to as "shared funding." The Staff, pursuant to delegated authority, has followed a process of granting mixed and shared funding exemptive orders to funds and advisers on which participating life insurance companies can rely.

[7] For an analysis of the conditions for relief, *see* Gary O. Cohen, *Mutual Funds Selling to Life Insurance Company Separate Accounts and Qualified Plans: Recent Developments Regarding SEC "Mixed, Shared and Plan Funding" Conditions,* Federal Bar Association and Investment Company Institute Mutual Funds and Investment Management Conference materials at II-A-7 (March 25-28, 1996).

- The board of directors of the underlying fund must monitor for the existence of any material irreconcilable conflict among the interests of various variable insurance contract owners investing in the underlying fund, and the underlying fund's board of directors must determine what action, if any, should be taken in response to such conflicts;

- Participating insurance companies, the fund adviser, and qualified pension and retirement plans investing in an underlying fund must monitor for material irreconcilable conflicts, report any such conflicts to the underlying fund's board of directors and provide the board of directors with information that the board reasonably requests;

- In the event of a material irreconcilable conflict, participating insurance companies must agree to any actions that the underlying fund's board of directors determines to take to resolve the conflict; and

- If a qualified pension or retirement plan invests in an underlying fund, it must agree to sign a participation agreement with the underlying fund if it owns 10 percent or more of the underlying fund's assets and agree to take any actions that the underlying fund's board of directors determines to resolve a conflict.

Discussion

Section 9(a) of the 1940 Act makes it unlawful for any company to serve as an investment adviser or principal underwriter of any registered investment company if an affiliated person of that company is subject to disqualification as enumerated in Section 9(a)(1) or (2) of the 1940 Act. The existing exemptive orders provide exemptions from Section 9(a) under certain circumstances, limiting the application of the eligibility restrictions to affiliated individuals or companies that directly participate in management or administration of the underlying investment company.

Sections 13(a), 15(a) and 15(b) of the 1940 Act require a vote of a majority of the outstanding voting securities on certain matters. The existing exemptive orders provide exemptions from Sections 13(a), 15(a) and 15(b) of the 1940 Act to permit Participating Insurance Companies to disregard the voting instructions of contract owners with respect to shares of the underlying investment company in certain circumstances.

A life insurance company that relies on the exemptions from Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act granted by the mixed and shared funding exemptive orders obtains exemptions in *advance* of the time that the exemptions are needed. The exemptions apply immediately for use in a future contingency that may never eventuate. Consequently, a life insurance company may choose not to rely on the exemptions from Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act afforded by the mixed and shared funding exemptive orders and instead apply to the Commission for an exemptive order *if and when* the need arises.

Conclusion

The Fund, MCM and Participating Insurance Companies are not relying on the exemptions granted by the existing exemptive orders. The Fund does not intend to comply with the terms and conditions of the existing orders, including restrictions pertaining to the types of purchasers that can hold Fund shares. Based upon the foregoing, therefore, we respectfully request that the Staff recommend no enforcement action to the Commission for violations of the terms and conditions of the existing exemptive orders if the Fund, MCM and Participating Insurance Companies do not comply with the terms and conditions of the existing exemptive orders, provided that the Fund, MCM and Participating Insurance Companies do not rely on the exemptions from Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act granted by the existing exemptive orders.

We appreciate the Staff's consideration of this request. Should you need additional information or have any question regarding this request, please contact either one of the undersigned at the above numbers.

Very truly yours,

Gary O. Cohen

Ann B. Furman

cc: Andrew J. Donohue, Director
Susan Nash, Associate Director

Zandra Bailes, Branch Chief
Patrick F. Scott, Senior Counsel
Division of Investment Management
Beverly A. Byrne, Esq.
Ryan L. Logsdon, Esq.
Great-West Life & Annuity Insurance Company
Josephine Cicchetti, Esq.
Jorden Burt LLP

wdc#210636